UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14534

Precision Drilling Corporationn

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                  Form 40-F    X

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2026	PRECISION DRILLING CORPORATION

By: /s/Dustin D Honing
Name: Dustin D Honing
Title: Chief Financial Officer

Exhibit	DESCRIPTION

99.1	NOTICE OF THE MEETING AND RECORD DATE